EXHIBIT 21.1

Subsidiaries*

Red Hawk Petroleum, LLC, a Nevada limited liability company, which is wholly-owned

Pacific Energy Development Corp., a Nevada corporation, which is wholly-owned

Blast AFJ, Inc., a Delaware corporation, which is wholly-owned

Ridgeway Arizona Oil Corp., an Arizona corporation, which is wholly-owned

EOR Operating Company, a Texas corporation, which is wholly-owned

SRPT Acquisition, LLC, a Texas limited liability company, which is wholly-owned

*Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of PEDEVCO Corp. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.”